July 18, 2011
Via Edgar
Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sourcefire, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 11, 2011 File No. 001-33350
Dear Mr. Gilmore:
     Sourcefire, Inc. (the “Company”) is responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 23, 2011 with respect to the above-referenced filing (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs corresponds to the numbering of the Comments, which for your convenience we have incorporated into this letter. Page references in the text of this response letter correspond to the page numbers of the referenced filing with the Commission.
Form 10-K for the Fiscal Year Ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 40
1.	Please tell us the amount of cash and cash equivalents that are currently held outside of the U.S. Additionally, tell us how you considered disclosing this amount and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
July 18, 2011

Response to Comment 1:
     We respectfully acknowledge the Staff’s comment and the requirements of Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350 as they relate to Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). Item 303(a)(1) requires us to “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in a material way.”
     As of December 31, 2010, the amount of cash and cash equivalents that we held outside of the U.S. was $1,960,000, of which approximately $149,000 consisted of cumulative undistributed earnings. This compares to our total cash, cash equivalents and investments of $153,719,000 as of December 31, 2010. Our U.S. operations and cash, cash equivalents and investments are anticipated to be sufficient to satisfy our projected liquidity needs in the U.S., and we anticipate using our cash held outside the U.S. to fund foreign operations. Therefore, it is not likely that any earnings would be repatriated to the U.S. Accordingly, we determined that any potential impact of repatriating earnings was not reasonably likely to result in our liquidity decreasing or increasing in a material way. In future filings, if we determine that the amount of cash and cash equivalents that we hold outside of the U.S. or the impact of repatriating the undistributed earnings of foreign subsidiaries is reasonably likely to result in our liquidity increasing or decreasing in a material way, we will discuss these items in the Liquidity and Capital Resources section of our MD&A.
Item 8. Financial Statements and Supplementary Data
Note 6 — Income Taxes, page F-18
2.	Please tell us how you considered separately disclosing income before income tax expense for domestic and foreign operations. Refer to Rule 4-08(h) of Regulation S-X.
Response to Comment 2:
     We respectfully acknowledge the Staff’s comment and the requirements of Rule 4-08(h) of Regulation S-X. Rule 4-08(h) provides that disclosure shall be made in the income statement or a note thereto of “the components of income (loss) before income tax expense (benefit) as either domestic or foreign.”
     We reported our income before income tax expense as part of our Consolidated Statements of Operations on page F-4 of our Form 10-K for the fiscal year ended December 31, 2010. For the fiscal year ended December 31, 2010, the amount of income before income tax from foreign operations was a loss of $157,000. This compares our total income before income tax expense of $14,156,000 for the year ended December 31, 2010. We determined that virtually all of our income before income tax expense was domestic income under Rule 4-08(h) of

Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
July 18, 2011

Regulation S-X. Accordingly, the Company did not separately disclose income before income tax expense for domestic and foreign operations.
     In future filings, we will disclose that virtually all of our income before income tax expense is considered to be domestic income. If in the future the amount of income before income tax expense from foreign operations becomes a material component of our total income before income tax expense, we will disclose the components of our income before income tax expense as either domestic or foreign in the notes to our financial statements.
Note 14- Commitment and Contingencies, page F-27
3.	We note your disclosure on page 25 regarding lawsuits filed by Enhanced Security Research. Please tell us how you considered including disclosure in your footnotes regarding this matter. Additionally, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate (or, if true, state that the estimate is immaterial) of the additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. Please tell us how your disclosures comply with ASC 450-20-50-3 through 5 and SAB Topic 5Y.
Response to Comment 3:
     We respectfully acknowledge the Staff’s comment and the requirements of paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y. ASC 450-20-50 requires disclosure of a contingency if “there is at least a reasonable possibility that a loss or an additional loss may have been incurred” and accrual is not made for a loss contingency or an exposure to loss exists in excess of amount accrued.
     As noted in the disclosure on page 25, the plaintiffs in the Enhanced Security Research matters allege, among other things, infringement of two U.S. patents. Both of these patents are undergoing reexamination by the U.S. Patent and Trademark Office (“USPTO”), and the USPTO has rejected all claims of both patents as not patentable. In both cases, the USPTO has issued subsequent communications maintaining the rejections of all claims. Based on our review of the facts, and among other things, the law, and the procedural history of this matter, we determined that, with respect to the lawsuits filed by Enhanced Security Research, the likelihood of a loss to the Company was remote as of December 31, 2010. Because there is not a reasonable possibility that a loss may have been incurred, we did not disclose the contingency in Note 14 nor have we made an accrual for any amounts.
     In future filings, if we determine that there is a reasonable possibility of a loss as a result of the lawsuits filed by Enhanced Security Research, we will make the appropriate accruals and disclosures in the notes to our financial statements.

Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
July 18, 2011

The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions or require additional information, please do not hesitate to contact me at (410) 290-1616 or Lawrence R. Bard of Morrison & Foerster LLP at (703) 760-7798.

Sincerely,
/s/ Todd P. Headley
Todd P. Headley
Chief Financial Officer

cc:     Lawrence R. Bard, Morrison & Foerster LLP